Encana Corporation

Interim Condensed Consolidated Financial Statements

(unaudited)

For the period ended March 31, 2015

(U.S. Dollars)

First quarter report

for the period ended March 31, 2015

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended March 31,
($ millions, except per share amounts)		2015	2014

Revenues, Net of Royalties	(Note 3)	$1,249	$1,892

Expenses	(Note 3)

Production and mineral taxes		19	47

Transportation and processing		340	379

Operating		189	189

Purchased product		121	228

Depreciation, depletion and amortization		466	418

Impairments	(Note 9)	1,916	-

Accretion of asset retirement obligation	(Note 12)	12	13

Administrative	(Note 16)	72	102

Interest	(Note 6)	125	147

Foreign exchange (gain) loss, net	(Note 7)	656	224

(Gain) loss on divestitures	(Note 5)	(14)	1

Other		1	-

		3,903	1,748

Net Earnings (Loss) Before Income Tax		(2,654)	144

Income tax expense (recovery)	(Note 8)	(947)	28

Net Earnings (Loss)		$(1,707)	$116

Net Earnings (Loss) per Common Share

Basic & Diluted	(Note 13)	$(2.25)	$0.16

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended March 31,
($ millions)		2015	2014

Net Earnings (Loss)		$(1,707)	$116
Other Comprehensive Income, Net of Tax

Foreign currency translation adjustment	(Note 14)	478	24

Pension and other post-employment benefit plans	(Notes 14,18)	1	-

Other Comprehensive Income		479	24

Comprehensive Income (Loss)		$(1,228)	$140

See accompanying Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Financial Statements
Encana Corporation	1	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at March 31, 2015	As at December 31, 2014

Assets

Current Assets

Cash and cash equivalents		$2,030	$338

Accounts receivable and accrued revenues		940	1,307

Risk management	(Note 20)	607	707

Income tax receivable		384	509

Deferred income taxes		101	-
		4,062	2,861

Property, Plant and Equipment, at cost:	(Note 9)

Natural gas and oil properties, based on full cost accounting

Proved properties		41,086	42,615

Unproved properties		5,984	6,133

Other		2,446	2,711
Property, plant and equipment		49,516	51,459

Less: Accumulated depreciation, depletion and amortization		(34,354)	(33,444)

Property, plant and equipment, net	(Note 3)	15,162	18,015

Cash in Reserve		44	73

Other Assets		356	394

Risk Management	(Note 20)	13	65

Deferred Income Taxes		349	296

Goodwill	(Notes 3, 4)	2,850	2,917

	(Note 3)	$22,836	$24,621

Liabilities and Shareholders’ Equity

Current Liabilities

Accounts payable and accrued liabilities		$1,903	$2,243

Income tax payable		16	15

Risk management	(Note 20)	13	20

Current portion of long-term debt	(Note 10)	1,291	-

Deferred income taxes		91	128
		3,314	2,406

Long-Term Debt	(Note 10)	5,925	7,340

Other Liabilities and Provisions	(Note 11)	2,225	2,484

Risk Management	(Note 20)	12	7

Asset Retirement Obligation	(Note 12)	773	870

Deferred Income Taxes		1,070	1,829

		13,319	14,936

Commitments and Contingencies	(Note 21)

Shareholders’ Equity

Share capital - authorized unlimited common shares, without par value

2015 issued and outstanding: 840.9 million shares (2014: 741.2 million shares)	(Note 13)	3,562	2,450

Paid in surplus	(Note 17)	1,358	1,358

Retained earnings		3,429	5,188

Accumulated other comprehensive income	(Note 14)	1,168	689

Total Shareholders’ Equity		9,517	9,685

		$22,836	$24,621

See accompanying Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Financial Statements
Encana Corporation	2	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

Three Months Ended March 31, 2015 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity

Balance, December 31, 2014		$2,450	$1,358	$5,188	$689	$9,685

Net Earnings (Loss)		-	-	(1,707)	-	(1,707)

Dividends on Common Shares	(Note 13)	-	-	(52)	-	(52)

Common Shares Issued	(Note 13)	1,098	-	-	-	1,098

Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	14	-	-	-	14

Other Comprehensive Income	(Note 14)	-	-	-	479	479

Balance, March 31, 2015		$3,562	$1,358	$3,429	$1,168	$9,517

Three Months Ended March 31, 2014 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity

Balance, December 31, 2013		$2,445	$15	$2,003	$684	$5,147

Share-Based Compensation	(Note 17)	-	(2)	-	-	(2)

Net Earnings		-	-	116	-	116

Dividends on Common Shares	(Note 13)	-	-	(52)	-	(52)

Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	1	-	-	-	1

Other Comprehensive Income	(Note 14)	-	-	-	24	24

Balance, March 31, 2014		$2,446	$13	$2,067	$708	$5,234

See accompanying Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Financial Statements
Encana Corporation	3	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended March 31,
($ millions)		2015	2014

Operating Activities

Net earnings (loss)		$(1,707)	$116

Depreciation, depletion and amortization		466	418

Impairments	(Note 9)	1,916	-

Accretion of asset retirement obligation	(Note 12)	12	13

Deferred income taxes	(Note 8)	(963)	12

Unrealized (gain) loss on risk management	(Note 20)	136	285

Unrealized foreign exchange (gain) loss	(Note 7)	559	197

(Gain) loss on divestitures	(Note 5)	(14)	1

Other		90	52

Net change in other assets and liabilities		(7)	(9)

Net change in non-cash working capital		(6)	(142)

Cash From (Used in) Operating Activities		482	943

Investing Activities

Capital expenditures	(Note 3)	(736)	(511)

Acquisitions	(Note 5)	(35)	(23)

Proceeds from divestitures	(Note 5)	873	47

Cash in reserve		29	3

Net change in investments and other		137	38

Cash From (Used in) Investing Activities		268	(446)

Financing Activities

Net issuance (repayment) of revolving long-term debt		(66)	-

Repayment of long-term debt	(Note 10)	-	(770)

Issuance of common shares	(Note 13)	1,088	-

Dividends on common shares	(Note 13)	(38)	(51)

Capital lease payments and other financing arrangements	(Note 11)	(16)	(24)

Cash From (Used in) Financing Activities		968	(845)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(26)	(56)
Increase (Decrease) in Cash and Cash Equivalents		1,692	(404)

Cash and Cash Equivalents, Beginning of Period		338	2,566

Cash and Cash Equivalents, End of Period		$2,030	$2,162

Cash, End of Period		$202	$208

Cash Equivalents, End of Period		1,828	1,954

Cash and Cash Equivalents, End of Period		$2,030	$2,162

See accompanying Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Financial Statements
Encana Corporation	4	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation and Principles of Consolidation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. All intercompany balances and transactions are eliminated on consolidation. Undivided interests in natural gas and oil exploration and production joint ventures and partnerships are consolidated on a proportionate basis. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2014, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2014.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2015, Encana adopted Accounting Standards Update (“ASU”) 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” as issued by the Financial Accounting Standards Board (“FASB”). The update amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments have been applied prospectively and have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	5	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

2. Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted

As of January 1, 2016, Encana will be required to adopt the following pronouncements issued by the FASB:

•

ASU 2014-12, “Compensation - Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period”. The update requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•

ASU 2015-02, “Amendments to the Consolidation Analysis”. The update requires limited partnerships and similar entities to be evaluated under the variable interest and voting interest models, eliminate the presumption that a general partner should consolidate a limited partnership, and simplify the identification of variable interests and related effect on the primary beneficiary criterion when fees are paid to a decision maker. The amendments can be applied using either a full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the amendments on the Company’s Consolidated Financial Statements.

•

ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. The update requires debt issuance costs to be presented on the balance sheet as a deduction from the carrying amount of the related liability. Previously, debt issuance costs were presented as a deferred charge within assets. The amendments will be applied retrospectively. As at March 31, 2015, $43 million of debt issuance costs were presented in Other Assets on the Company’s interim Condensed Consolidated Balance Sheet ($48 million as at December 31, 2014).

As of January 1, 2017, Encana will be required to adopt ASU 2014-09, “Revenue from Contracts with Customers” under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, “Revenue Recognition”, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	6	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended March 31)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2015	2014	2015	2014	2015	2014

Revenues, Net of Royalties	$632	$1,193	$588	$713	$139	$244

Expenses

Production and mineral taxes	-	5	19	42	-	-

Transportation and processing	177	215	155	163	-	-

Operating	42	92	125	74	16	13

Purchased product	-	-	-	-	121	228

	413	881	289	434	2	3

Depreciation, depletion and amortization	105	172	336	212	-	3

Impairments	-	-	1,916	-	-	-

	$308	$709	$(1,963)	$222	$2	$-

	Corporate & Other		Consolidated
	2015	2014	2015	2014

Revenues, Net of Royalties	$(110)	$(258)	$1,249	$1,892

Expenses

Production and mineral taxes	-	-	19	47

Transportation and processing	8	1	340	379

Operating	6	10	189	189

Purchased product	-	-	121	228

	(124)	(269)	580	1,049

Depreciation, depletion and amortization	25	31	466	418

Impairments	-	-	1,916	-

	$(149)	$(300)	(1,802)	631

Accretion of asset retirement obligation			12	13

Administrative			72	102

Interest			125	147

Foreign exchange (gain) loss, net			656	224

(Gain) loss on divestitures			(14)	1

Other			1	-

			852	487

Net Earnings (Loss) Before Income Tax			(2,654)	144

Income tax expense (recovery)			(947)	28

Net Earnings (Loss)			$(1,707)	$116

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2015	2014	2015	2014	2015	2014

Revenues, Net of Royalties	$1,165	$2,227	$(1,026)	$(1,983)	$139	$244

Expenses

Transportation and processing	95	127	(95)	(127)	-	-

Operating	16	25	-	(12)	16	13

Purchased product	1,052	2,070	(931)	(1,842)	121	228

Operating Cash Flow	$2	$5	$-	$(2)	$2	$3

Notes to Condensed Consolidated Financial Statements
Encana Corporation	7	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended
	March 31,
	2015	2014

Canadian Operations	$151	$281

USA Operations	583	226

Market Optimization	-	1

Corporate & Other	2	3

	$736	$511

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Canadian Operations	$721	$788	$1,304	$2,338	$2,447	$3,632

USA Operations	2,129	2,129	12,166	13,817	14,779	16,800

Market Optimization	-	-	1	1	73	181

Corporate & Other	-	-	1,691	1,859	5,537	4,008

	$2,850	$2,917	$15,162	$18,015	$22,836	$24,621

4. Business Combinations

Eagle Ford Acquisition

On June 20, 2014, Encana completed the acquisition of properties located in the Eagle Ford shale formation for approximately $2.9 billion, after closing adjustments. The acquisition included an interest in certain producing properties and undeveloped lands in the Karnes, Wilson and Atascosa counties of south Texas. Encana funded the acquisition with cash on hand. Transaction costs of approximately $9 million were included in other expenses.

Athlon Energy Inc. Acquisition

On November 13, 2014, Encana completed the acquisition of all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) for $5.93 billion, or $58.50 per share. In addition, Encana assumed Athlon’s $1.15 billion senior notes and repaid and terminated Athlon’s credit facility with indebtedness outstanding of $335 million. Encana funded the acquisition of Athlon with cash on hand. Transaction costs of approximately $31 million were included in other expenses. Following completion of the acquisition, Athlon’s $1.15 billion senior notes were redeemed in accordance with the provisions of the governing indentures. Athlon’s operations focused on the acquisition and development of oil and gas properties located in the Permian Basin in Texas.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	8	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Business Combinations (continued)

Purchase Price Allocations

The transactions were accounted for under the acquisition method, which requires that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The purchase price allocations, representing consideration paid and the fair values of the assets acquired and liabilities assumed as of the acquisition date, are shown in the table below.

Purchase Price Allocation	Eagle Ford (1)	Athlon (2, 3)

Assets Acquired:
Cash	$-	$2
Accounts receivable and other current assets	4	133
Risk management	-	80
Proved properties	2,873	2,124
Unproved properties	78	5,338
Other property, plant and equipment	-	2
Other assets	-	2
Goodwill	-	1,724
Liabilities Assumed:
Accounts payable and accrued liabilities	-	(195)
Long-term debt, including revolving credit facility	-	(1,497)
Asset retirement obligation	(32)	(25)
Deferred income taxes	-	(1,724)

Total Purchase Price	$2,923	$5,964

(1)	The purchase price allocation for Eagle Ford is finalized.
(2)	The purchase price allocation for Athlon is preliminary. There were no changes during the first quarter of 2015.
(3)

The purchase price includes cash consideration paid for issued and outstanding shares of common stock of Athlon of $58.50 per share totaling $5.93 billion, as well as payments to terminate certain employment agreements with Athlon’s management and payments for certain other existing obligations of Athlon.

The Company used the income approach valuation technique for the fair value of assets acquired and liabilities assumed. The carrying amounts of cash, accounts receivable and other current assets, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of the instruments. The fair values of the risk management assets and long-term debt, including the revolving credit facility, are categorized within Level 2 of the fair value hierarchy and were determined using quoted prices and rates from an available pricing source. The fair values of the proved and unproved properties, other property, plant and equipment, other assets, goodwill, and asset retirement obligation are categorized within Level 3 and were determined using relevant market assumptions, including discount rates, future commodity prices and costs, timing of development activities, projections of oil and gas reserves, and estimates to abandon and reclaim producing wells.

Goodwill arose from the Athlon acquisition primarily from the requirement to recognize deferred taxes on the difference between the fair value of the assets acquired and liabilities assumed and the respective carry-over tax basis. Goodwill is not amortized and is not deductible for tax purposes.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	9	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Business Combinations (continued)

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information combines the historical financial results of Encana with Eagle Ford and Athlon, and has been prepared assuming the acquisitions occurred on January 1, 2014. The pro forma information is not intended to reflect the actual results of operations that would have occurred if the business combinations had been completed at the date indicated. In addition, the pro forma information does not project Encana’s results of operations for any future period. The Company’s consolidated results for the three months ended March 31, 2015 include the results from Eagle Ford and Athlon.

Three Months Ended March 31, 2014 ($ millions, except per share amounts)	Eagle Ford	Athlon

Revenues, Net of Royalties	$2,276	$1,987
Net Earnings	$268	$118

Net Earnings per Common Share
Basic & Diluted	$0.36	$0.16

5. Acquisitions and Divestitures

	Three Months Ended March 31,
	2015	2014

Acquisitions
Canadian Operations	$-	$2
USA Operations	1	21
Corporate & Other	34	-
Total Acquisitions	35	23

Divestitures
Canadian Operations	(829)	(32)
USA Operations	3	(14)
Corporate & Other	(47)	(1)
Total Divestitures	(873)	(47)
Net Acquisitions & (Divestitures)	$(838)	$(24)

Divestitures

For the three months ended March 31, 2015, divestitures in the Canadian Operations were $829 million (2014 - $32 million), which primarily included the sale of certain assets in Wheatland located in central and southern Alberta for proceeds of approximately C$558 million ($468 million), after closing adjustments and the sale of certain natural gas gathering and compression assets in the Montney area of northeastern British Columbia for proceeds of approximately C$455 million ($359 million) after closing adjustments. Amounts received from the divestiture transactions have been deducted from the Canadian full cost pool.

Corporate and Other acquisitions and divestitures include the purchase and subsequent sale of the Encana Place office building located in Calgary, which resulted in a gain on divestiture of approximately $12 million.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	10	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

6. Interest

	Three Months Ended March 31,
	2015	2014

Interest Expense on:
Debt	$95	$112
The Bow office building	16	19
Capital leases	9	9
Other	5	7
	$125	$147

7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended March 31,
	2015	2014

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$464	$204
Translation of U.S. dollar risk management contracts issued from Canada	(35)	(7)
Translation of intercompany notes	130	-
	559	197
Foreign Exchange on Intercompany Transactions	(2)	26
Other Monetary Revaluations and Settlements	99	1
	$656	$224

8. Income Taxes

	Three Months Ended March 31,
	2015	2014

Current Tax
Canada	$13	$7
United States	1	3
Other countries	2	6
Total Current Tax Expense	16	16

Deferred Tax
Canada	(323)	4
United States	(760)	2
Other countries	120	6
Total Deferred Tax Expense (Recovery)	(963)	12
	$(947)	$28

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	11	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Property, Plant and Equipment, Net

	As at March 31, 2015			As at December 31, 2014
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net

Canadian Operations
Proved properties	$16,016	$(15,257)	$759	$18,271	$(16,566)	$1,705
Unproved properties	420	-	420	478	-	478
Other	125	-	125	155	-	155
	16,561	(15,257)	1,304	18,904	(16,566)	2,338

USA Operations
Proved properties	25,009	(18,508)	6,501	24,279	(16,260)	8,019
Unproved properties	5,564	-	5,564	5,655	-	5,655
Other	101	-	101	143	-	143
	30,674	(18,508)	12,166	30,077	(16,260)	13,817

Market Optimization	7	(6)	1	8	(7)	1
Corporate & Other	2,274	(583)	1,691	2,470	(611)	1,859
	$49,516	$(34,354)	$15,162	$51,459	$(33,444)	$18,015

(1)	Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $56 million which have been capitalized during the three months ended March 31, 2015 (2014 - $101 million). Included in Corporate and Other are $61 million ($65 million as at December 31, 2014) of international property costs, which have been fully impaired.

For the three months ended March 31, 2015, the Company recognized a ceiling test impairment of $1,916 million (2014 - nil) before tax in the U.S. cost centre, which is included within accumulated DD&A in the table above. The impairment resulted primarily from the decline in the 12-month average trailing commodity prices which reduced proved reserves volumes and values. There was no ceiling test impairment in the Canadian cost centre for the three months ended March 31, 2015 (2014 - nil).

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)
12-Month Average Trailing Reserves Pricing
March 31, 2015	3.88	3.86	82.72	84.80
December 31, 2014	4.34	4.63	94.99	96.40
March 31, 2014	3.99	3.83	98.46	96.84

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia at which time the Company recorded a capital lease asset and a corresponding capital lease obligation related to the Production Field Centre (“PFC”). Variable interests related to the PFC are described in Note 15.

As at March 31, 2015, the total carrying value of assets under capital lease was $464 million ($547 million as at December 31, 2014). Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 11.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	12	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Property, Plant and Equipment, Net (continued)

Other Arrangement

As at March 31, 2015, Corporate and Other property, plant and equipment and total assets include a carrying value of $1,303 million ($1,431 million as at December 31, 2014) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 11.

10. Long-Term Debt

	C$ Principal Amount	As at March 31, 2015	As at December 31, 2014

Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$750	$591	$647

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings		1,211	1,277
U.S. Unsecured Notes
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400
		6,611	6,677
Total Principal		7,202	7,324

Increase in Value of Debt Acquired		30	34
Debt Discounts		(16)	(18)
Current Portion of Long-Term Debt		(1,291)	-
		$5,925	$7,340

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at March 31, 2015, total long-term debt had a carrying value of $7,216 million and a fair value of $8,048 million (as at December 31, 2014 - carrying value of $7,340 million and a fair value of $7,788 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On March 5, 2015, Encana provided notice to note holders that it would redeem the Company’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018. Accordingly, these notes are presented within the current portion of long-term debt on the Company’s Condensed Consolidated Balance Sheet as at March 31, 2015. On April 6, 2015, the Company used net proceeds from the common shares issued, as disclosed in Note 13, and cash on hand to complete the note redemptions.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	13	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

11. Other Liabilities and Provisions

	As at March 31, 2015	As at December 31, 2014

The Bow Office Building (See Note 9)	$1,358	$1,486
Capital Lease Obligations (See Note 9)	424	473
Unrecognized Tax Benefits	238	279
Pensions and Other Post-Employment Benefits	147	144
Long-Term Incentives (See Note 17)	21	70
Other	37	32
	$2,225	$2,484

The Bow Office Building

As described in Note 9, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total

Expected Future Lease Payments	$55	$74	$75	$75	$76	$1,511	$1,866

Sublease Recoveries	$(27)	$(36)	$(37)	$(37)	$(37)	$(743)	$(917)

Capital Lease Obligations

As described in Note 9, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform. Variable interests related to the PFC are described in Note 15.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2015	2016	2017	2018	2019	Thereafter	Total

Expected Future Lease Payments	$74	$98	$99	$99	$99	$232	$701
Less Amounts Representing Interest	31	41	37	33	29	50	221
Present Value of Expected Future Lease Payments	$43	$57	$62	$66	$70	$182	$480

Notes to Condensed Consolidated Financial Statements
Encana Corporation	14	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Asset Retirement Obligation

	As at March 31, 2015	As at December 31, 2014

Asset Retirement Obligation, Beginning of Year	$913	$966
Liabilities Incurred and Acquired (See Note 4)	9	85
Liabilities Settled and Divested	(86)	(188)
Change in Estimated Future Cash Outflows	-	35
Accretion Expense	12	52
Foreign Currency Translation	(34)	(37)
Asset Retirement Obligation, End of Period	$814	$913

Current Portion	$41	$43
Long-Term Portion	773	870
	$814	$913

13. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at March 31, 2015		As at December 31, 2014
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	741.2	$2,450	740.9	$2,445
Common Shares Issued	98.4	1,098	-	-
Common Shares Issued Under Dividend Reinvestment Plan	1.3	14	0.3	5
Common Shares Outstanding, End of Period	840.9	$3,562	741.2	$2,450

On March 5, 2015, Encana filed a prospectus supplement (the “Share Offering”) to the Company’s base shelf prospectus for the issuance of 85,616,500 common shares and granted an over-allotment option for up to an additional 12,842,475 common shares at a price of C$14.60 per common share, pursuant to an underwriting agreement. The aggregate gross proceeds from the Share Offering were approximately C$1.44 billion ($1.13 billion). After deducting underwriter’s fees and costs of the Share Offering, the net proceeds received were approximately C$1.39 billion ($1.09 billion).

During the three months ended March 31, 2015, Encana issued 1,267,680 common shares totaling $14 million under the Company’s dividend reinvestment plan (“DRIP”). During the twelve months ended December 31, 2014, Encana issued 240,839 common shares totaling $5 million under the DRIP.

Dividends

During the three months ended March 31, 2015, Encana paid dividends of $0.07 per common share totaling $52 million (2014 - $0.07 per common share totaling $52 million). Common shares issued as part of the Share Offering as described above were not eligible to receive the dividend paid on March 31, 2015.

For the three months ended March 31, 2015, the dividends paid included $14 million in common shares which were issued in lieu of cash dividends under the DRIP (2014 - $1 million).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	15	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Share Capital (continued)

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended
	March 31,
(millions, except per share amounts)	2015	2014

Net Earnings (Loss)	$(1,707)	$116

Number of Common Shares:

Weighted average common shares outstanding - Basic	757.8	741.0
Effect of dilutive securities	-	-
Weighted average common shares outstanding - Diluted	757.8	741.0

Net Earnings (Loss) per Common Share
Basic	$(2.25)	$0.16
Diluted	$(2.25)	$0.16

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at March 31, 2015 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	16	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Accumulated Other Comprehensive Income

	Three Months Ended
	March 31,
	2015	2014

Foreign Currency Translation Adjustment
Balance, Beginning of Year	$715	$693
Current Period Change in Foreign Currency Translation Adjustment	478	24

Balance, End of Period	$1,193	$717

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Year	$(26)	$(9)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 18)	1	-
Income Taxes	-	-
Balance, End of Period	$(25)	$(9)
Total Accumulated Other Comprehensive Income	$1,168	$708

15. Variable Interest Entities

Production Field Centre

In 2008, Encana entered into a contract for the design, construction and operation of the PFC at its Deep Panuke facility. Upon commencement of operations in December 2013, Encana recognized the PFC as a capital lease asset as described in Note 9. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021.

As a result of the purchase option and fixed price renewal options, Encana has determined it holds variable interests and that the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the leasing entity or its affiliates, other than the contractual payments under the lease and operating agreements. Encana’s maximum exposure to loss is the expected lease payments over the initial contract term. As at March 31, 2015, Encana’s capital lease obligation of $410 million ($462 million as at December 31, 2014) related to the PFC.

Veresen Midstream Limited Partnership

On March 31, 2015, Encana, along with the Cutbank Ridge Partnership (“CRP”), entered into natural gas gathering and compression agreements with Veresen Midstream Limited Partnership (“VMLP”), under an initial term of 30 years with two potential five-year renewal terms. As part of the agreement, VMLP agreed to undertake expansion of future midstream services in support of Encana and the CRP’s development of the Montney play. In addition, VMLP will also provide to Encana and the CRP natural gas gathering and processing under existing agreements that were contributed to VMLP by its partner Veresen Inc., with remaining terms of 17 years and up to a potential maximum of 10 one-year renewal terms.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	17	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Variable Interest Entities (continued)

Encana has determined that VMLP is a VIE and that Encana holds variable interests in VMLP. Encana is not the primary beneficiary as the Company does not have the power to direct the activities that most significantly impact VMLP’s economic performance. These key activities relate to the construction, operation, maintenance and marketing of assets owned by VMLP. The variable interests arise from certain terms under the long-term service agreements which include: i) a take or pay for volumes committed to certain gathering and processing assets ii) an operating fee of which a portion can be converted into a take or pay once VMLP assumes operatorship of certain compression assets and iii) a potential payout of minimum costs associated with certain gathering and compression assets. The potential payout of minimum costs is assessed in the eighth year of the assets’ service period based on whether there is an overall shortfall of total system cash flows from natural gas gathered and compressed under certain agreements. The potential payout amount can be reduced in the event VMLP procures unused capacity to third party users. Encana is not required to provide any financial support or guarantees to VMLP.

The total maximum exposure to loss as a result of Encana’s involvement with VMLP is estimated to be $1,183 million as at March 31, 2015 and is based on the future take or pay for volumes committed to certain gathering and processing assets and the potential payout of minimum costs associated with certain gathering and compression assets. The total maximum exposure to loss associated with the potential payout requirements are highly uncertain as the payout amount is contingent on future production estimates, pace of development and capacity contracted to third parties. As at March 31, 2015, accounts payable and accrued liabilities includes $5 million related to the take or pay commitment. The take or pay for volumes committed to certain gathering and processing agreements are included in Note 21.

16. Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy. Since the announcement, the Company has incurred restructuring charges primarily related to severance costs totaling $124 million, of which $3 million remains accrued as at March 31, 2015. Total restructuring charges are expected to be approximately $134 million before tax. For the three months ended March 31, 2015, no restructuring charges were incurred (2014 - $15 million). The remaining restructuring charges of approximately $10 million are anticipated to be incurred during the remainder of 2015. Restructuring charges are included in administrative expense in the Company’s Condensed Consolidated Statement of Earnings.

17. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. These primarily include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at March 31, 2015, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units	Encana C$ Share Units

Risk Free Interest Rate	0.50%	0.50%
Dividend Yield	2.51%	2.46%
Expected Volatility Rate	31.97%	30.06%
Expected Term	1.9 yrs	1.9 yrs
Market Share Price	US$11.15	C$14.14

Notes to Condensed Consolidated Financial Statements
Encana Corporation	18	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Compensation Plans (continued)

The Company has recognized the following share-based compensation costs:

	Three Months Ended
	March 31,
	2015	2014

Compensation Costs of Transactions Classified as Cash-Settled	$(6)	$72

Compensation Costs of Transactions Classified as Equity-Settled (1)	-	(2)
Total Share-Based Compensation Costs	(6)	70
Less: Total Share-Based Compensation Costs Capitalized	3	(26)
Total Share-Based Compensation Expense	$(3)	$44

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$(2)	$20
Administrative expense	(1)	24
	$(3)	$44

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at March 31, 2015, the liability for share-based payment transactions totaled $82 million ($99 million as at December 31, 2014), of which $61 million ($29 million as at December 31, 2014) is recognized in accounts payable and accrued liabilities in the Condensed Consolidated Balance Sheet.

	As at March 31, 2015	As at December 31, 2014

Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$64	$78
Vested	18	21
	$82	$99

The following units were granted primarily in conjunction with the Company’s March annual long-term incentive award. The TSARs and SARs were granted at the volume-weighted average trading price of Encana’s common shares for the five days prior to the grant date.

Three Months Ended March 31, 2015 (thousands of units)
TSARs	1,934
SARs	1,444
PSUs	2,291
DSUs	158
RSUs	6,353

Notes to Condensed Consolidated Financial Statements
Encana Corporation	19	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the three months ended March 31 as follows:

	Pension Benefits		OPEB		Total
	2015	2014	2015	2014	2015	2014

Defined Benefit Plan Expense	$1	$-	$3	$3	$4	$3
Defined Contribution Plan Expense	8	8	-	-	8	8
Total Benefit Plans Expense	$9	$8	$3	$3	$12	$11

Of the total benefit plans expense, $9 million (2014 - $8 million) was included in operating expense and $3 million (2014 - $3 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the three months ended March 31 are as follows:

	Pension Benefits		OPEB		Total
	2015	2014	2015	2014	2015	2014

Current Service Costs	$1	$1	$2	$2	$3	$3
Interest Cost	2	3	1	1	3	4
Expected Return On Plan Assets	(3)	(4)	-	-	(3)	(4)
Amounts Reclassified From Accumulated Other Comprehensive Income:
Amortization of net actuarial (gains) and losses	1	-	-	-	1	-
Total Defined Benefit Plan Expense	$1	$-	$3	$3	$4	$3

The amounts recognized in other comprehensive income for the three months ended March 31 are as follows:

	Pension Benefits		OPEB		Total
	2015	2014	2015	2014	2015	2014

Total Amounts Recognized in Other Comprehensive (Income) Loss, Before Tax	$(1)	$-	$-	$-	$(1)	$-
Total Amounts Recognized in Other Comprehensive (Income) Loss, After Tax	$(1)	$-	$-	$-	$(1)	$-

Notes to Condensed Consolidated Financial Statements
Encana Corporation	20	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair value measurements are performed for risk management assets and liabilities and are discussed further in Note 20. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at March 31, 2015	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount
Risk Management
Risk Management Assets
Current	$-	$629	$-	$629	$(22)	$607
Long-term	-	16	-	16	(3)	13
Risk Management Liabilities
Current	-	22	13	35	(22)	13
Long-term	-	4	11	15	(3)	12

As at December 31, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount
Risk Management
Risk Management Assets
Current	$-	$718	$-	$718	$(11)	$707
Long-term	-	67	-	67	(2)	65
Risk Management Liabilities
Current	6	14	11	31	(11)	20
Long-term	-	2	7	9	(2)	7

(1)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	21	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2018. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at March 31, 2015, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose.

A summary of changes in Level 3 fair value measurements for the three months ended March 31 is presented below:

	Risk Management
	2015	2014

Balance, Beginning of Year	$(18)	$(7)
Total Gains (Losses)	(11)	(1)
Purchases and Settlements:
Purchases	-	-
Settlements	5	1
Transfers in and out of Level 3	-	-

Balance, End of Period	$(24)	$(7)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$(9)	$(1)

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	As at March 31, 2015	As at December 31, 2014

Risk Management - Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$35.06 - $39.75	$40.70 - $48.50

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $4 million ($5 million as at December 31, 2014) increase or decrease to net risk management assets and liabilities.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	22	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 19 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at March 31, 2015	As at December 31, 2014

Risk Management Assets
Current	$607	$707
Long-term	13	65
	620	772

Risk Management Liabilities
Current	13	20
Long-term	12	7
	25	27

Net Risk Management Assets	$595	$745

Commodity Price Positions as at March 31, 2015

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,000 MMcf/d	2015	4.29 US$/Mcf	$413

Basis Contracts (1)		2015-2018		62

Other Financial Positions				1

Natural Gas Fair Value Position				476

Crude Oil Contracts
Fixed Price Contracts

WTI Fixed Price	55.8 Mbbls/d	2015	62.09 US$/bbl	146

WTI Fixed Price	1.2 Mbbls/d	2016	92.35 US$/bbl	16

Basis Contracts (2)		2015-2016		(19)

Crude Oil Fair Value Position				143

Power Purchase Contracts

Fair Value Position				(24)

Total Fair Value Position				$595

(1)

Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices. These basis swaps are priced using differentials determined as a percentage of NYMEX.

(2)	Encana has entered into swaps to protect against widening Brent and Midland differentials to WTI. These basis swaps are priced using fixed price differentials.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	23	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended March 31,		Three Months Ended March 31,
	2015	2014	2015	2014

Revenues, Net of Royalties	$245	$(140)	$(128)	$(284)
Transportation and Processing	(5)	(1)	(8)	(1)

Gain (Loss) on Risk Management	$240	$(141)	$(136)	$(285)

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31

	2015		2014
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$745
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	104	$104	$(426)
Foreign Exchange Translation Adjustment on Canadian Dollar Contracts	2
Settlement of Athlon Crude Oil Contracts from Business Combination	(16)
Fair Value of Contracts Realized During the Period	(240)	(240)	141
Fair Value of Contracts, End of Period	$595	$(136)	$(285)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas - To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil - To partially mitigate against crude oil commodity price risk including widening price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power - The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	24	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings for the three months ended March 31 as follows:

	2015		2014
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural Gas Price	$(70)	$70	$(385)	$385
Crude Oil Price	(78)	78	(29)	29
Power Price	4	(4)	7	(7)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at March 31, 2015, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at March 31, 2015, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2015, approximately 94 percent (94 percent as at December 31, 2014) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at March 31, 2015, Encana had three counterparties (three counterparties as at December 31, 2014) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at March 31, 2015, these counterparties accounted for 17 percent, 15 percent and 14 percent (16 percent, 16 percent and 15 percent as at December 31, 2014) of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt and equity capital markets. As at March 31, 2015, the Company had committed revolving bank credit facilities totaling $3.8 billion which include C$3.5 billion ($2.8 billion) on a revolving bank credit facility for Encana and $1.0 billion on a revolving bank credit facility for a U.S. subsidiary, the latter of which remains unused. Of the C$3.5 billion ($2.8 billion) revolving bank credit facility, $1.6 billion remained unused. The facilities remain committed through June 2018.

Encana also has accessible capacity under a shelf prospectus for up to $4.9 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue debt and/or equity securities in Canada and/or the U.S. The shelf prospectus expires in July 2016.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	25	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$1,903	$-	$-	$-	$-	$1,903
Risk Management Liabilities	13	12	-	-	-	25
Long-Term Debt (1)	1,823	610	2,295	1,610	6,313	12,651

(1)	Principal and interest.

Included in Encana’s long-term debt obligations of $12,651 million at March 31, 2015 are $1,211 million in principal obligations for revolving credit and term loan borrowings related to U.S. Commercial Paper. These amounts are fully supported and Management expects they will continue to be supported by revolving credit facilities that have no repayment requirements within the next year. The revolving credit facilities are fully revolving for a period of up to five years. Based on the current maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 - 5 Years. Further information on Long-Term Debt is contained in Note 10.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at March 31, 2015, Encana had $6.6 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($6.7 billion as at December 31, 2014) and $0.6 billion in debt that was not subject to foreign exchange exposure ($0.6 billion as at December 31, 2014). There were no foreign exchange derivatives outstanding as at March 31, 2015.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss as at March 31, 2015 (2014 - $48 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at March 31, 2015.

As at March 31, 2015, the Company had floating rate debt of $1,211 million. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was $9 million (2014 - nil).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	26	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

21. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at March 31, 2015:

	Expected Future Payments
(undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total

Transportation and Processing	$598	$787	$779	$798	$674	$3,085	$6,721
Drilling and Field Services	164	128	90	47	14	16	459
Operating Leases	24	27	22	21	8	20	122
Total	$786	$942	$891	$866	$696	$3,121	$7,302

Included within transportation and processing in the table above are certain commitments associated with midstream service agreements with VMLP as described in Note 15.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	27	Prepared in accordance with U.S. GAAP in US$